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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             KBK CAPITAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  482412 10 3
                                 (CUSIP Number)

           ROBERT J. MCGEE, 2200 CITY CENTER II, 301 COMMERCE STREET,
                            FORT WORTH, TEXAS 76102
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 JANUARY 3, 2000
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP NO. 482412 10 3                                    PAGE  2   OF  4  PAGES
          --------------------------                          ----    ---
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   Robert J. McGee
|      |   ###-##-####
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   00
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   United States of America
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 816,600
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | 328,795
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 816,600
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | 0
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   1,145,395
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   39.1
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   IN - Individual
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 is being filed by Robert J. McGee to amend the Schedule 13D, including the statement attached thereto, originally filed with the Securities and Exchange Commission on November 1, 1999 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings attached to such terms in the Statement.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is hereby amended to read in its entirety as follows:

Under the terms of a Stock Purchase Agreement dated October 21, 1999 between Issuer and Sirmon Commercial Finance, L.L.C. ("Sirmon") (the "Stock Purchase Agreement"), the Issuer agreed to repurchase an aggregate of 483,795 shares of Issuer Common Stock from Sirmon. Of these, 100,000 were transferred on October 21, 1999 for an aggregate amount of $500,000, and 383,795 were placed in escrow ("Initial Escrow Shares"). The Stock Purchase Agreement provides that the Initial Escrow Shares will be repurchased by the Issuer on a quarterly basis, in 55,000 blocks (subject to adjustment in the sole discretion of the Issuer) at prices as set forth in the Stock Purchase Agreement, with a final block of 53,795 shares of Issuer Common Stock to be repurchased by the Issuer on June 30, 2001. On January 3, 2000 (the business day immediately following December 31,
1999), pursuant to the Stock Purchase Agreement, 55,000 shares of the Issuer Common Stock held in escrow were transferred to the Issuer for an aggregate amount of $279,400. As a result, on January 3, 2000, the number of shares held in escrow ("Remaining Escrow Shares") was 328,795. The terms of the Stock Purchase Agreement provide that Sirmon shall vote the Remaining Escrow Shares in accordance with the recommendations of management of the Issuer. In this connection, Issuer and Sirmon entered into a Voting Agreement and Irrevocable Proxy pursuant to which Sirmon granted McGee an irrevocable proxy to vote the Remaining Escrow Shares in accordance with the recommendations of management for the term of the escrow. Copies of the Stock Purchase Agreement and the Voting Agreement and Irrevocable Proxy are attached hereto as Exhibit A and Exhibit B, respectively.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended to read in its entirety as follows:

McGee beneficially owns and has the sole power to dispose of 816,600 shares of Issuer Common Stock, representing approximately 27.9% of the shares of Issuer Common Stock outstanding on January 3, 2000. Of these 816,600 shares, 26,000 represent shares that McGee may acquire upon exercise of options and 100,000 are held in trust. McGee has the sole power to vote 816,600 shares of Issuer Common Stock, representing approximately 27.9% of the shares of Issuer Common Stock outstanding on January 3, 2000 and shared power to vote 328,795 shares, representing approximately 11.2% of the shares of Issuer Common Stock outstanding on January 3, 2000.

Other than the transactions described herein, McGee has not effected any transactions in the Issuer Common Stock during the preceding sixty days or since the most recent filing on Schedule 13D.

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



January 11, 2000                          /s/ ROBERT J. MCGEE
                                          ------------------------------
                                              Robert J. McGee